Exhibit 99.2

January 5, 2024Vote “FOR” Value Maximizing MergerDear Fellow Shareholders,On February 8, 2024, Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) will hold an extraordinary general meeting of shareholders (the “EGM”) to consider and vote on the proposal to authorize and approve the previously announced merger agreement (the “Merger Agreement”) between the Company and a buyer controlled by Ascendent Capital Partners (“Ascendent”), pursuant to which the buyer will acquire all outstanding shares of Hollysys that it does not currently own for US$26.50 per share in cash.The board of directors of the Company (the “Board”) has unanimously determined that this transaction is in the best interests of the Company and its shareholders. The Board recommends that you vote FOR the Merger Agreement and all other merger-related proposals.Your vote is important, regardless of the number of shares you own. Approval of the Merger Agreement and related proposals requires the affirmative vote of a majority of the votes cast at the EGM.THE ASCENDENT TRANSACTION DELIVERS COMPELLING VALUE TO SHAREHOLDERSThe US$26.50 per share merger consideration to be paid in cash to shareholders represents a premium of 42% to the unaffected price of Hollysys’s shares of US$18.66 as of August 23, 2023, and a premium of 52% over the volume-weighted average price of Hollysys’s shares during the 30 trading days through August 23, 2023.The merger consideration in the proposed transaction also represents a meaningful premium when compared to the implied acquisition premia to the 30-day volume weighted average price for select China ADR and US take private transactions announced since 2017, the median of which indicated a reference range of approximately 30% to 40%.SPECIAL COMMITTEE CONDUCTED A RIGOROUS SALE PROCESS AND ASCENDENT TRANSACTION IS IN BEST INTEREST OF COMPANY AND SHAREHOLDERS On September 29, 2023, the Board, following receipt of the reaffirmed buyout proposal from the Recco Consortium and a comprehensive review of various strategic options, established a special committee composed of three independent directors (the “Special Committee”) to conduct a formal sale process to evaluate the Recco Consortium proposal as well as solicit additional serious and compelling offers to acquire the Company.Over the course of several months, the Special Committee, with the assistance of advisors, conducted an extensive and competitive process aimed at maximizing shareholder value. As a result of inbound and outbound approaches, it received several competing proposals to acquire the Company, all of which were given full and fair consideration.

The Special Committee considered various factors in its review of the proposals, including the amount of per share consideration, composition and credibility of financing package, deal certainty, progress in the definitive transaction documents, and financial and legal terms proposed by bidders, all of which are critical to realizing a successful transaction that is in the best interests of the Company and its shareholders.After careful consideration, the Special Committee determined that the Ascendent transaction was in the best interest of the Company and its shareholders as a whole. Among other concerns, competing proposals either failed to match the per share consideration or presented significant uncertainty or other issues with respect to the financing package or the financing structure. The Special Committee, therefore, unanimously recommended the Ascendent transaction to the Board.SUBSEQUENT ACQUISITION PROPOSALS FAILED TO DEMONSTRATE FINANCING CERTAINTYDuring a “go-shop” period provided for in the Merger Agreement, the Company solicited and encouraged other acquisition proposals, and received two additional acquisition proposals. While the proposals stated a higher per share price, the Special Committee did not receive information on critical elements of the proposals, such as the financial substance of the buyer entities and their ability to fund the acquisition. Therefore, the Special Committee determined that none of these proposals constituted or would reasonably be expected to result in a superior proposal to the merger under the Merger Agreement.CONTINUING AS PUBLIC COMPANY WOULD NOT EQUALLY OR MORE FAVORABLY ENHANCE SHAREHOLDER VALUEThe Special Committee considered the option for the Company to remain as a public company. However, the Special Committee determined that the Ascendent transaction presents a compelling opportunity for shareholders to realize immediate value and mitigate uncertainties and risks to increasing shareholder value as an independent publicly-traded company.THE ASCENDENT TRANSACTION PRESENTS VALUE MAXIMIZING OPPORTUNITY FOR SHAREHOLDERSThe Board believes that the Ascendent transaction represents a value maximizing opportunity for the Company’s shareholders. Without the required shareholder support, the Ascendent transaction will not be completed, risking a potential drop in the Company’s share price. The Board urges you to consider capitalizing on the value maximizing opportunity that the Ascendent transaction presents, and recommends that you vote FOR the Merger Agreement and all other merger-related proposals.Full details of the background to the transaction and the process run by the Special Committee can be found in the proxy statement, which can be found at https://hollysys.investorroom.com/.We appreciate your continued support.Sincerely,The Hollysys Board of Directors

Safe Harbor StatementsThis communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company; growth in financial and operational performance of the Company; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission (the “SEC”) and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.Additional Information and Where to Find ItAdditional information regarding the EGM and the Merger Agreement can be found in the proxy statement furnished to the SEC, which can be obtained, along with other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov). In addition, the Company’s proxy materials, including the proxy statement, will be mailed to the shareholders of the Company. Requests for additional copies of the proxy statement should be directed to Morrow Sodali LLC, the proxy solicitor, at (800) 662-5200 (toll-free in US) or +1 (203) 658-9400 or email at HOLI@info.morrowsodali.com.SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.Participants in the SolicitationThe Company and certain of its directors and executive officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the proxy statement. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the proxy statement.No Offer or SolicitationThis communication is for information purposes only and does not constitute an offer to purchase, or the solicitation of an offer to sell, any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement or other filings that have been or will be made with the SEC.